82-3026

03037136

NEWS

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: October 22, 2003

INFORMATION CONTACT: Gord Forstner 905 548-7200 ext. 2200

DOFASCO RECOGNIZED AS ONE OF CANADA'S TOP EMPLOYERS

Hamilton, Ontario: Dofasco has again earned recognition as one of Canada's top employers, in an annual survey conducted by MediaCorp Canada Inc. and Maclean's magazine.

Dofasco was chosen as one of Canada's Top 100 Employers for 2004 based in part on the company's profit-sharing plan, 100-acre F.H. Sherman Learning and Recreation Centre, scholarship program and three on-site fitness facilities that are free to all employees.

MediaCorp reviews 51,000 employers in Canada, invites 6,000 organizations to participate and then chooses 100 best-in-class employers based on a number of criteria that includes Human Resources practices, employee benefits and community involvement.

This is the second consecutive year Dofasco has been recognized as one of Canada's Top 100 employers. Dofasco was also included in both the Hewitt Associates / Report on Business Magazine 50 Best Companies to Work for in Canada study for 2003 and 35 Best Companies to Work for In Canada study for 2001.

Dofasco President and CEO Don Pether says recognition as a top employer is a tribute to the talents and commitment of the Hamilton-based steelmaker's 7,400 employees. "Along with making our company competitive, profitable and a leader in our industry, Dofasco people make our company a great place to work. Respect and concern for people is a core value at Dofasco and that drives how we make decisions and how work with one another and all of our company's stakeholders."

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

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